SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2007 FINAL RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group"), and associates for the year ended 31 December 2007. These results have been audited by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants and reviewed by the Audit Committee of the Board.

The consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2007 increased to US$340.9 million (US12.76 cents per share) from US$202.2 million (US7.97 cents per share) in the last year.

The Board has recommended a final dividend of **HK12 cents** per share for 2007 (2006: HK10 cents per share) payable to the Company's shareholders whose names appear on the registers of members of the Company on Friday, 23 May 2008. With the interim dividend of HK15 cents per share (2006: HK13 cents per share) paid in October 2007, the total dividend for 2007 is HK27 cents per share (2006: HK23 cents per share).

Subject to shareholders' approval of the payment of the final dividend at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on Wednesday, 4 June 2008.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Year ended 31 December	
		2007	2006
		Audited	Audited
Sales	*US$'000*	**1,219,248**	1,002,892
Profit attributable to the equity holders of the Company	*US$'000*	**340,863**	202,173
Earnings per share	*US cents*	**12.76**	7.97
Dividend per share	*HK cents*	**27**	23
Return on Equity Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company		**10.36%**	7.96%
EBITDA Earnings before interest, tax, depreciation, amortisation and non-operating items	*US$'000*	**442,069**	350,424
EBITDA Margin EBITDA/Sales		**36.26%**	34.94%

Consolidated Balance Sheet

		As at 31 December	
		2007	2006
		Audited	Audited
Total equity	*US$'000*	**4,185,328**	2,975,324
Net assets attributable to the Company's equity holders	*US$'000*	**3,881,870**	2,699,179
Net borrowings (total of bank loans, overdrafts, convertible bonds less cash and cash equivalents)	*US$'000*	**859,183**	1,219,144
Net assets per share attributable to the Company's equity holders	*US$*	**1.347**	1.054
Net assets (total equity) per share	*US$*	**1.452**	1.162
Net borrowings to total equity ratio		**20.5%**	41.0%

AUDITED CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2007 US$'000	2006 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**3,260,931**	2,659,861
Investment properties		**523,633**	385,125
Leasehold land and land use rights		**416,749**	381,142
Intangible assets		**87,172**	87,709
Interest in associates		**1,118,992**	924,256
Deferred income tax assets		**2,294**	555
Derivative financial instruments		**-**	1,458
Available-for-sale financial assets		**4,191**	4,052
Other receivables		**5,091**	3,923
		5,419,053	4,448,081
Current assets			
Inventories		**28,215**	22,019
Accounts receivable, prepayments and deposits	4	**171,428**	205,628
Due from associates		**23,920**	19,695
Financial assets held for trading		**71,710**	50,094
Cash and cash equivalents		**386,684**	330,161
		681,957	627,597
Total assets		**6,101,010**	5,075,678
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	5	**1,934,577**	1,224,810
Other reserves		**1,309,274**	1,088,174
Retained earnings			
– Proposed final dividend	12	**44,631**	33,295
– Others		**593,388**	352,900
		3,881,870	2,699,179
Minority interests		**303,458**	276,145
Total equity		**4,185,328**	2,975,324

	Note	As at 31 December 2007 US$'000	2006 US$'000
LIABILITIES			
Non-current liabilities			
Bank loans		**1,153,939**	1,479,713
Convertible bonds		**-**	26,704
Derivative financial instruments		**20,708**	11,765
Due to minority shareholders		**20,603**	14,851
Deferred income tax liabilities		**213,288**	211,941
		1,408,538	1,744,974
Current liabilities			
Accounts payable and accruals	*6*	**377,405**	277,503
Due to minority shareholders		**10,355**	15,588
Current income tax liabilities		**27,456**	19,401
Bank loans and overdrafts		**91,928**	42,888
		507,144	355,380
Total liabilities		**1,915,682**	2,100,354
Total equity and liabilities		**6,101,010**	5,075,678
Net current assets		**174,813**	272,217
Total assets less current liabilities		**5,593,866**	4,720,298

AUDITED CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2007 US$'000	2006 US$'000
Sales	3	**1,219,248**	1,002,892
Cost of goods sold	7	**(493,970)**	(408,806)
Gross profit		**725,278**	594,086
Other gains – net	8	**113,726**	80,293
Marketing costs	7	**(44,086)**	(34,456)
Administrative expenses	7	**(94,033)**	(86,818)
Other operating expenses	7	**(327,541)**	(279,781)
Operating profit		**373,344**	273,324
Finance costs		**(19,128)**	(32,461)
Share of profit of associates	9	**98,901**	41,957
Profit before income tax		**453,117**	282,820
Income tax expense	10	**(78,892)**	(63,491)
Profit for the year		**374,225**	219,329
Attributable to:			
Equity holders of the Company		**340,863**	202,173
Minority interests		**33,362**	17,156
		374,225	219,329
Earnings per share for profit attributable to the equity holders of the Company during the year *(expressed in US cents per share)*			
– basic	11	**12.76**	7.97
– diluted	11	**12.71**	7.95
Dividends	12	**100,323**	75,933

AUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company					
	Share capital *US$'000*	Other reserves *US$'000*	Retained earnings *US$'000*	Total *US$'000*	Minority interests *US$'000*	Total *US$'000*
Balance at 1 January 2007	1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
Currency translation differences	–	226,371	–	226,371	16,108	242,479
Disposal of partial interests in subsidiaries	–	(3,088)	–	(3,088)	–	(3,088)
Net income recognised directly in equity	–	223,283	–	223,283	16,108	239,391
Profit for the year	–	–	340,863	340,863	33,362	374,225
Total recognised income for the year ended 31 December 2007	–	223,283	340,863	564,146	49,470	613,616
Issue of shares upon conversion of convertible bonds	35,334	(2,623)	–	32,711	–	32,711
Exercise of share options – allotment of shares	9,617	–	–	9,617	–	9,617
Exercise of share options – transfer from option reserve to share premium	2,044	(2,044)	–	–	–	–
Granting of share options – value of employee service	–	2,484	–	2,484	–	2,484
Rights issue	662,772	–	–	662,772	–	662,772
Payment of 2006 final dividend	–	–	(33,347)	(33,347)	–	(33,347)
Payment of 2007 interim dividend	–	–	(55,692)	(55,692)	–	(55,692)
Dividend paid and payable to minority interests	–	–	–	–	(17,728)	(17,728)
Equity injected and acquired by minority interests	–	–	–	–	14,290	14,290
Net change in equity loans due to minority interests	–	–	–	–	(18,719)	(18,719)
	709,767	(2,183)	(89,039)	618,545	(22,157)	596,388
Balance at 31 December 2007	1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328

The Group's retained earnings comprised:						
Company and subsidiaries			283,309			
Associates			354,710			
			638,019			

	Attributable to equity holders of the Company					
	Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2006	1,181,117	940,569	259,351	2,381,037	249,177	2,630,214
Currency translation differences	–	147,552	–	147,552	14,501	162,053
Net income recognised directly in equity	–	147,552	–	147,552	14,501	162,053
Profit for the year	–	–	202,173	202,173	17,156	219,329
Total recognised income for the year ended 31 December 2006	–	147,552	202,173	349,725	31,657	381,382
Issue of shares upon conversion of convertible bonds	33,188	(3,499)	–	29,689	–	29,689
Exercise of share options – allotment of shares	9,642	–	–	9,642	–	9,642
Exercise of share options – transfer from option reserve to share premium	863	(863)	–	–	–	–
Granting of share options – value of employee service	–	4,415	–	4,415	–	4,415
Payment of 2005 final dividend	–	–	(32,691)	(32,691)	–	(32,691)
Payment of 2006 interim dividend	–	–	(42,638)	(42,638)	–	(42,638)
Dividend paid to and equity acquired from minority interests	–	–	–	–	(12,318)	(12,318)
Equity injected by minority interests	–	–	–	–	7,747	7,747
Net change in equity loans due to minority interests	–	–	–	–	(118)	(118)
	43,693	53	(75,329)	(31,583)	(4,689)	(36,272)
Balance at 31 December 2006	1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324

The Group's retained earnings comprised:	
Company and subsidiaries	113,916
Associates	272,279
	386,195

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US dollar thousands unless otherwise stated)

1 General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding certain available-for-sale financial assets) and financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The accounting policies and methods of computation are consistent with those used in the annual financial statements for the year ended 31 December 2006, with the addition of the following new standard, amendment to standard and new interpretations which are relevant to the Group's operation and are mandatory for the financial year ended 31 December 2007:

- HKFRS 7 — Financial Instruments: Disclosures
- HKAS 1 Revised — Presentation of Financial Statements
- HK(IFRIC)-Int 8 — Scope of HKFRS 2
- HK(IFRIC)-Int 9 — Reassessment of Embedded Derivatives
- HK(IFRIC)-Int 10 — Interim Financial Reporting and Impairment

The new standard, amendment to standard and new interpretations had no material effect on the Group's accounting policies.

The following new standard, amendments to standards and new interpretations are relevant to the Group's operation but are not effective for 2007 and have not been early adopted:

- HKAS 23 Revised — Borrowing Costs
- HKAS 27 Revised — Consolidated and Separate Financial Statements
- HKFRS 3 Revised — Business Combinations
- HKFRS 8 — Operating Segments
- HK(IFRIC)-Int 11 — HKFRS 2 – Group and Treasury Share Transactions
- HK(IFRIC)-Int 12 — Service Concession Arrangements
- HK(IFRIC)-Int 13 — Customer Loyalty Programmes
- HK(IFRIC)-Int 14 — HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Certain comparatives have been restated to conform with the current year's presentation.

3 Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2007 *US$'000*	2006 *US$'000*
Sales		
Hotel operation:		
Room rentals	**622,644**	514,471
Food and beverage sales	**457,250**	376,846
Rendering of ancillary services	**79,251**	69,524
Hotel management and related service fees	**32,369**	20,766
Property rentals	**27,734**	21,285
	1,219,248	1,002,892

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For year ended 31 December 2007 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	230.8	436.9	149.4	170.6	60.3	121.8	49.4	-	1,219.2
Inter-segment sales	7.1	19.3	8.8	4.9	2.8	3.7	1.7	(48.3)	-
Total	237.9	456.2	158.2	175.5	63.1	125.5	51.1	(48.3)	1,219.2
Result									
Segment results	32.7	86.3	30.0	55.8	21.6	36.9	17.3	-	280.6
Interest income									10.3
Dividend income									0.9
Net unrealised gains on financial assets held for trading									21.1
Fair value gains on investment properties									59.1
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Fair value gains on loans from minority shareholders									10.7
Unallocated corporate expenses									(16.0)
Tax refund on reinvestment of dividend from a subsidiary and an associate									3.2
Gain on disposal of partial interests in subsidiaries									9.1
Waiver of debt by a minority shareholder									4.7
Operating profit									373.3
Finance costs									(19.1)
Share of profit of associates	(0.2)	85.7	-	11.9	-	2.3	(0.8)	-	98.9
Profit before income tax									453.1
Depreciation of property, plant and equipment	(14.5)	(61.5)	(21.9)	(12.9)	(9.0)	(11.4)	(3.7)	-	(134.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.6)	-	(0.2)	-	(0.3)	(0.3)	-	(8.3)
Capital expenditures, excluding intangible assets	8.0	414.6	47.5	13.3	43.2	22.0	105.2	-	653.8

Inter-segment sales or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

For year ended 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	212.8	334.5	124.3	140.5	54.3	91.6	44.9	-	1,002.9
Inter-segment sales	6.9	19.1	7.8	3.8	2.6	2.6	0.9	(43.7)	-
Total	219.7	353.6	132.1	144.3	56.9	94.2	45.8	(43.7)	1,002.9
Result									
Segment results	14.6	80.0	23.8	38.7	20.4	18.2	14.2	-	209.9
Interest income									7.9
Dividend income									0.9
Net realised and unrealised gains on financial assets held for trading									21.0
Fair value gains on investment properties									51.5
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Unallocated corporate expenses									(14.8)
Tax refund on reinvestment of dividend from subsidiaries and an associate									7.6
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									273.3
Finance costs									(32.5)
Share of profit of associates	0.2	38.7	-	3.6	-	-	(0.5)	-	42.0
Profit before income tax									282.8
Depreciation of property, plant and equipment	(14.0)	(48.4)	(19.5)	(12.5)	(9.0)	(8.2)	(3.3)	-	(114.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.8)	-	(0.2)	-	(0.3)	(0.3)	-	(8.5)
Capital expenditures, excluding intangible assets	12.3	275.6	32.9	14.1	18.4	28.6	156.2	-	538.1

Segment balance sheet

As at 31 December 2007 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
Interest in associates	39.3	918.8	-	86.9	-	28.7	45.3	-	1,119.0
Unallocated assets									125.9
Intangible assets									87.2
Total assets									6,101.0
Segment liabilities	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
Unallocated liabilities									(1,537.9)
Total liabilities									(1,915.7)

As at 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	-	71.3	-	25.9	34.2	-	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

Secondary reporting format – business segments
For the year ended/as at 31 December 2007 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	622.6			
– Food and beverage sales	457.3			
– Renderings of ancillary services	79.2			
	1,159.1	252.7	4,151.5	605.4
Hotel management	80.7	11.3	65.8	2.5
Property rentals	27.7	16.6	564.8	45.9
Elimination	(48.3)	–	(13.2)	–
	1,219.2	280.6	4,768.9	653.8
Interest in associates			1,119.0	–
Unallocated assets			125.9	–
Intangible assets			87.2	–
Total			6,101.0	653.8

For the year ended/as at 31 December 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	514.5			
– Food and beverage sales	376.8			
– Renderings of ancillary services	69.5			
	960.8	197.3	3,422.2	531.7
Hotel management	64.5	5.1	48.9	3.6
Property rentals	21.3	7.5	505.7	2.8
Elimination	(43.7)	–	(16.9)	–
	1,002.9	209.9	3,959.9	538.1
Interest in associates			924.3	–
Unallocated assets			103.8	–
Intangible assets			87.7	–
Total			5,075.7	538.1

4 Accounts receivable, prepayments and deposits

	2007	2006
Trade receivables	73,027	59,301
Less: provision for impairment of receivables	(1,321)	(1,696)
Trade receivables – net	71,706	57,605
Prepayments and deposits	60,024	113,346
Other receivables	39,698	34,677
Current portion	171,428	205,628

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	2007	2006
0 – 3 months	69,676	54,775
4 – 6 months	1,546	1,945
Over 6 months	484	885
	71,706	57,605

Trade receivables that are less than three months past due are not considered impaired. As of 31 December 2007, trade receivables of US$20,849,000 (2006: US$17,704,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2007	2006
0 – 3 months	18,822	14,950
4 – 6 months	1,543	1,916
Over 6 months	484	838
	20,849	17,704

As of 31 December 2007, trade receivables of US$1,321,000 (2006: US$1,696,000) were considered impaired. These receivables were all overdue more than three months.

5 Share capital

	No. of shares ('000)	Amount: Ordinary shares	Share premium	Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2006 and 31 December 2007	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	2,560,753	330,676	894,134	1,224,810
Exercise of share options				
– allotment of shares *(note (a))*	6,796	877	8,740	9,617
– transfer from option reserve	–	–	2,044	2,044
Issue of shares upon conversion of convertible bonds *(note (b))*	26,252	3,387	31,947	35,334
Rights issue *(note (c))*	287,687	37,121	625,651	662,772
At 31 December 2007	**2,881,488**	**372,061**	**1,562,516**	**1,934,577**

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
January	327,084	–	67,921	–	150,000	–	645
February	–	–	67,921	50,000	125,000	–	303
March	–	48,000	195,648	60,000	376,000	–	877
April	–	–	–	20,000	152,000	–	245
May	–	77,528	–	40,000	984,000	–	1,596
June	–	–	–	–	375,000	75,000	702
July	29,028	–	–	60,000	1,005,000	292,500	2,139
August	133,000	–	–	–	225,000	50,000	573
September	75,028	–	–	–	159,000	25,000	365
October	136,308	125,983	67,921	–	527,000	115,000	1,366
November	–	224,439	–	–	255,000	30,000	694
December	–	–	–	–	50,000	20,000	112
For the year ended 31 December 2007	**700,448**	**475,950**	**399,411**	**230,000**	**4,383,000**	**607,500**	**9,617**

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.20 (2006: HK$15.46).

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds *US$'000*	Number of new ordinary shares issued
February 2007	16,932	14,277,794
April 2007	3,200	2,698,377
August 2007	3,000	2,529,729
December 2007	3,000	2,529,729
	26,132	22,035,629

In January 2007, 4,216,216 ordinary shares were issued for convertible bonds with face value of US$5,000,000 being converted in December 2006.

(c) On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Under the rights issue, qualifying shareholders were eligible to apply for the rights shares on the basis of one rights share for every nine shares of the Company held on the record date at the price of HK$18.00 per rights share. As at 10 August 2007, the record date for the rights issue, the Company had 2,589,182,512 shares in issue. The number of rights shares in issue was 287,686,945. The underwriters (being members of the Kuok Group) have, pursuant to the underwriting agreement, agreed to fully underwrite all the rights shares, other than the 149,779,588 rights shares agreed to be subscribed for by the Kuok Group companies pursuant to the irrevocable undertakings, subject to fulfilment of the conditions of the rights issue set out in the underwriting agreement. The rights issue was completed on 12 September 2007 and 287,686,945 new ordinary shares of the Company were issued for a gross proceeds of HK$5,178,365,000 (equivalent to US$668,176,000). The application of the gross proceeds is as follows:

Payment of issuing expenses	5,404
Repayment of bank loans	654,065
General working capital and interest on bank loans	8,707
	668,176

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/ higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2007		For the year ended 31 December 2006	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	11.69	27,141,532	10.26	29,023,876
Granted	-	-	14.60	7,080,000
Exercised	10.97	(6,796,309)	9.19	(8,134,844)
Lapsed	13.04	(192,500)	11.12	(827,500)
At 31 December	11.92	20,152,723	11.69	27,141,532

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

		Number of option shares as at	
Expiry date	Exercise price in HK$ per option share	31 December 2007	31 December 2006
Executive Option Scheme			
30 April 2008	8.26	765,008	1,465,456
14 January 2010	8.82	1,210,294	1,686,244
14 January 2011	8.18	67,921	467,332
		2,043,223	3,619,032
New Option Scheme			
30 June 2007	11.60	-	200,000
30 June 2007	14.60	-	37,500
2 May 2008	11.60	50,000	50,000
30 June 2008	14.60	37,500	-
28 May 2012	6.81	1,310,000	1,540,000
27 April 2015	11.60	10,462,000	14,745,000
15 June 2016	14.60	6,250,000	6,950,000
		18,109,500	23,522,500

No option was granted during the year ended 31 December 2007.

The fair value of each option granted during the year ended 31 December 2006 determined using the Black-Scholes valuation model was HK$4.69. The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 87,084 shares, 145,822 shares, 130,000 shares, 455,000 shares and 135,000 shares with exercise price per share of HK$8.26, HK$8.82, HK$6.81, HK$11.60 and HK$14.60 respectively, have been exercised subsequent to 31 December 2007 and up to the date of this announcement. Options on 20,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 31 December 2007 and up to the date of this announcement.

6 Accounts payable and accruals

	2007	2006
Trade payables	**64,374**	48,637
Construction cost payable and accrued expenses	**313,031**	228,866
	377,405	277,503

At 31 December 2007, the ageing analysis of the trade payables were as follows:

	2007	2006
0 – 3 months	**60,687**	46,465
4 – 6 months	**1,526**	531
Over 6 months	**2,161**	1,641
	64,374	48,637

7 Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	2007	2006
Depreciation of property, plant and equipment (net of amount capitalised of US$185,000 (2006: US$352,000))	**134,852**	114,925
Amortisation of leasehold land and land use rights	**8,326**	8,479
Amortisation of trademark and website development	**942**	540
Employee benefit expenses	**320,379**	265,044
Cost of inventories sold or consumed in operation	**146,299**	123,441
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**2,407**	4,835
Discarding of property, plant and equipment due to renovation of hotels	**630**	4,194
Operating lease expenses	**16,644**	14,292
Pre-operating expenses	**22,101**	7,771
Expenses on share options granted	**2,484**	4,415
Impairment loss on properties under development	**–**	2,758
Auditors' remuneration	**941**	862

8 Other gains – net

	2007	2006
Fair value gains on investment properties	**59,139**	51,503
(Impairment losses)/reversal of impairment on available-for-sale financial assets	**(14)**	319
Gains (realised and unrealised) on financial assets held for trading	**21,085**	21,022
Fair value losses on derivative financial instruments – interest-rate swap contracts	**(10,424)**	(10,413)
Gains on disposal of partial interests in subsidiaries	**9,101**	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**–**	694
Goodwill impairment	**–**	(1,026)
Interest income	**10,339**	7,929
Dividend income	**908**	864
Tax refund on reinvestment of dividend from a subsidiary and an associate	**3,206**	7,613
Waiver of debt by a minority shareholder	**4,674**	–
Fair value gains on loans from minority shareholders	**10,715**	–
Others	**4,997**	1,788
	113,726	80,293

9 Share of profit of associates

Share of associates' profit in 2007 included US$17,543,000 (2006: US$6,177,000) share of the fair value gains of investment properties after provision for deferred tax liabilities. Share of associates' taxation for 2007 included a reversal of provision for deferred tax liabilities of US$30,268,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Share of profit in 2006 was stated after the share of loss of US$14,677,000 due to the implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

10 Income tax expense

	2007	2006
Current income tax		
– Hong Kong profits tax	**13,583**	11,355
– Overseas taxation	**63,715**	42,882
Deferred income tax	**1,594**	9,254
	78,892	63,491

Share of associates' taxation for the year ended 31 December 2007 of US$9,654,000 (2006: US$32,255,000) is included in the income statement as share of profits of associates.

(a) Hong Kong profits tax is provided at a rate of 17.5% (2006: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

11 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company *(US$'000)*	**340,863**	202,173
Weighted average number of ordinary shares in issue *(thousands)*	**2,671,209**	2,536,510
Basic earnings per share *(US cents per share)*	**12.76**	7.97

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. In 2007, for the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options. The Company had two categories of dilutive potential ordinary shares in 2006: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense.

For the year ended 31 December 2007 and 2006, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	2007	2006
Profit attributable to equity holders of the Company *(US$'000)*	**340,863**	202,173
Weighted average number of ordinary shares in issue *(thousands)*	**2,671,209**	2,536,510
Adjustments for – share options *(thousands)*	**10,360**	7,787
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,681,569**	2,544,297
Diluted earnings per share *(US cents per share)*	**12.71**	7.95

12 Dividends

	2007	2006
Interim dividend paid of HK15 cents (2006: HK13 cents) per ordinary share	**55,692**	42,638
Proposed final dividend of HK12 cents (2006: HK10 cents) per ordinary share	**44,631**	33,295
	100,323	75,933

At a meeting held on 1 April 2008, the Board proposed a final dividend of HK12 cents per ordinary share for the year ended 31 December 2007, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

13 Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 31 December 2007, financial guarantees of the Group were as follows:

The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$46,332,000 (2006: US$41,039,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(b) Contingent liabilities

As at 31 December 2007, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$4,537,000 (equivalent to US$4,080,000) (2006: A$5,376,000 (equivalent to US$4,251,000)).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 30 September 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2006: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of a subsidiary and an associate of up to the amount of US$20,000,000 (2006: Nil) and US$22,000,000 (2006: Nil), respectively. These facilities were undrawn as at 31 December 2007.

(c) Charges over assets

As at 31 December 2007, bank borrowings of a subsidiary of US$52,774,000 are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$58,613,000.

As at 31 December 2006, bank loans of a subsidiary amounting to US$3,000 were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000.

14 Commitments

The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2007	2006
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**18,624**	20,986
Authorised but not contracted for	**56,424**	43,046
Development projects		
Contracted but not provided for	**590,652**	461,038
Authorised but not contracted for	**1,628,916**	927,670
	2,294,616	1,452,740

15 Events after the balance sheet date

(a) The Company issued a total of 952,906 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2007 and up to the date of this announcement.

(b) In January 2008, certain wholly owned subsidiaries of the Group executed the following bank loan agreements:

- a HK$300 million unsecured bilateral loan with a maturity of 5 years and all-inclusive cost of 36 basis points over HIBOR.
- a Euro 50 million unsecured loan with a maturity of 5 years and all-inclusive cost of 48 basis points over EURIBOR.

(c) In January 2008, the minority shareholder of the Group's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in SML which owns the office tower development project in Ulaanbaatar, Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000 and the Group will record a nominal gain in this transaction. The Group holds 51% interest in SML after this dilution.

(d) In March 2008, the Group entered into connected transactions with Kerry Properties Limited by forming a consortium and won a bid at an open bidding to acquire the land use rights of a land site in Nanchang City, Mainland China. Following this, both parties will establish a joint venture company for the acquisition, holding and development of the land site. The Group's 20% interest of the total estimated investment cost for the composite development which may comprise offices, hotel, commercial and high-end apartments is approximately RMB440 million (equivalent to US$61,972,000).

OPERATIONS REVIEW

The Group's main business comprises the ownership and management of hotels. It also has ownership interests in investment properties, i.e. office properties, service apartments and retail spaces. The Group also manages hotels for third party owners. Over the years the Group has established a dominant presence in the luxury segment of the hotel market in Asia, in particular Mainland China.

The year witnessed further improvements in the financial performance of the Group's hotels on the back of robust travel demand (both commercial and leisure) within and to the Asian region. The Group continued its planned roll-out of new hotels and extensions to some of the existing hotels. In the aggregate, 2,943 rooms were added to the inventory of which 2,572 rooms were in Mainland China. Please refer to the section headed "Development Programmes" for details of additions to the inventory of hotel rooms.

In general, the performance of the Group's investment properties also showed improvement across the board.

(a) Revenue

Hotel Operation

On an unconsolidated basis, room revenues accounted for nearly 55% while food and beverage revenues accounted for nearly 39% of the revenues from hotel operation. Room revenues at US$864.1 million represented a 19% year on year growth while food and beverage revenues at US$607.0 million represented a 20% year on year growth.

As at 31 December 2007, the Group has an equity interest in 44 operating hotels (2006: 38) comprising 22,292 available guests rooms (2006: 19,774). This includes the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Novotel Century Harbourview, Hong Kong (the "Novotel") which were not managed by the Group, and the Shangri-La Hotel, Surabaya in which the Group has 10% interest.

Room revenues increased due to an overall improvement in room yields (Revenue Per Available Room or RevPAR) and the addition to the inventory of hotel rooms following the opening of new hotels/extensions.

Key performance indicators of the Group on an unconsolidated basis are:

	2007 Weighted Average			2006 Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**77**	**280**	**211**	81	273	216
Mainland China (overall)	**67**	**140**	**92**	70	126	87
– Beijing and Shanghai	**73**	**195**	**141**	76	177	131
– other cities	**63**	**101**	**63**	66	85	55
Singapore	**83**	**186**	**152**	81	154	123
The Philippines	**81**	**147**	**117**	77	125	102
Malaysia	**72**	**110**	**77**	74	88	65
Thailand	**74**	**153**	**108**	76	131	97
Fiji	**69**	**135**	**92**	71	155	108
Indonesia	**62**	**114**	**62**	55	109	54
Myanmar	**50**	**40**	**21**	52	35	18
Group	**71**	**152**	**105**	73	135	96

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation. The 2007 RevPAR for the Hong Kong hotels includes numbers for the Novotel which was only acquired in September 2006.

(ii) Performance indicators for 2006 and 2007 for hotels in Hong Kong and Malaysia include the Novotel and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. The Group acquired a 30% equity interest in the Novotel in September 2006. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

Hotel Management

Except for the Novotel and the Portman, all the other 42 hotels in which the Group has equity interests are managed by the hotel management arm, SLIM International Limited and its subsidiaries (the "SLIM Group"). In addition, the SLIM Group also had hotel management agreements in respect of 13 operating hotels (4,883 available rooms) owned by third parties as at 31 December 2007. Overall weighted average RevPAR, room rates and occupancies of these 13 hotels increased by 22%, 11% and 6%, respectively.

Aided by the continuing growth of business and successful signing of new management agreements, the SLIM Group recorded a 56% increase in revenues on consolidation, after elimination of revenues earned from fellow subsidiaries.

On 1 July 2007, the SLIM Group ceased the management of the Traders Hotel, Kunshan in Mainland China following a sale of controlling interest in that hotel.

On 12 August 2007, the 375-room Shangri-La Hotel, Qaryat Al Beri, Abu Dhabi soft-opened for business.

In 2007, the SLIM Group signed five new hotel management agreements for hotel projects owned by third parties:

- 212-room Shangri-La Hotel, Toronto, Canada (opening in mid 2011)
- 419-room Traders Upper East Hotel, Beijing (opening in mid 2008)
- 257-room Traders Hotel, Doha (opening in mid 2009)
- 400-room Shangri-La Hotel, Mumbai (opening end of 2009)
- 270-room Shangri-La Hotel, Kuwait (opening end of 2010)

With these, the SLIM Group has management agreements on hand for 32 hotels (including those under development) owned by third parties.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

Most of the properties recorded favourable increase in yields, save for the yields of the serviced apartments in the Beijing Kerry Centre and Shanghai Kerry Centre and the office space in Changchun which recorded a decline by 2%, 24% and 8%, respectively. The commercial space in Singapore underwent renovation in 2007 resulting in a decline in yield by 9%.

On 21 August 2007, the office tower adjacent to the Shangri-La Hotel, Chengdu soft-opened for business.

(b) Consolidated Profits

Lower margins usually experienced in the start-up phase by newly opened hotels owned by the Group (viz hotels in Guangzhou, Chendgu, Huhhot, Xian, Baotou and Chiang Mai) and caused the gross profit margin to increase only slightly by 0.3 percentage points over the previous year.

For subsidiaries, depreciation charges (after minority interests) were higher at US$119.1 million compared to US$101.8 million in 2006.

Total pre-opening expenses and amortisation of land use rights of subsidiaries (after minority interests) and including share of associates of these expenses increased by US$17.4 million and US$1.8 million respectively over 2006.

Net profit contribution from the subsidiaries and associates in Mainland China has included the exchange gain arising from the appreciation of Renminbi in relation to their borrowings denominated in US dollars (2007: US$35.8 million, 2006: US$15.4 million).

Finance costs on corporate borrowings included in the following analysis are net of US$27.4 million (2006: US$18.1 million) being costs capitalised for projects under development. While the application of a substantial part of the net proceeds from the rights issue in September 2007 towards repayment of corporate bank loans (US$654.1 million) and the reduction in LIBOR/HIBOR rates towards the end of the year had a beneficial impact on the finance costs, the Group reversed an exchange gain of US$11.5 million recorded in 2006 which was embedded in the finance costs for that year. This followed the reclassification of an intragroup loan from a subsidiary in Euro currency (for which funding was obtained from its US dollar bank loan) to a fellow subsidiary in France as a net investment in that French subsidiary with all exchange differences being included in the exchange fluctuation reserve component of the equity.

Profits were favourably affected by a partial reversal of provision for deferred tax liabilities due to the recent reduction in the corporate income tax rate from 33% to 25% in Mainland China which took effect from 1 January 2008. The amount in respect of subsidiaries was US$10.0 million, both before and after adjustment for minority interests, and in respect of associates the Group's effective share was US$30.2 million.

Interest free loans from certain minority shareholders with expected repayment term of 10 years were stated at the fair value during the year based on an effective discount interest rate of 4.4% per annum resulting in an amount of US$10.7 million credited to the income statement.

Consolidated Profits Attributable to Shareholders

	2007 *US$ million*	2006 *US$ million*
Company & subsidiaries		
Hotel operation	**203.8**	150.6
Property rentals	**8.6**	6.6
Hotel management	**14.1**	3.0
Associates		
Hotel operation	**26.5**	21.2
Property rentals	**33.4**	32.7
Operating profit after tax	**286.4**	214.1
Less:		
– Corporate expenses, net	**(13.6)**	(11.0)
– Pre-opening expenses and amortisation of land use rights for projects	**(31.1)**	(11.8)
– Net finance costs on corporate bank borrowings	**(43.0)**	(38.5)
– Interest expenses on convertible bonds	**(0.4)**	(2.8)
Profit before Non-Operating Items (after tax and minority interests)	**198.3**	150.0
Non-Operating Items (after tax and minority interests)		
– Fair value gains on investment properties	**69.2**	57.7
– Realised and unrealised gains on financial assets held for trading	**19.4**	18.2
– Fair value losses on derivative financial instruments – interest-rate swap contracts	**(10.4)**	(10.4)
– Gains on disposal of partial interest in subsidiaries	**9.1**	–
– Reversal of provision for deferred tax liabilities due to reduction in corporate income tax in Mainland China	**40.2**	–
– Interest on land cost deposit	**1.3**	–
– Loss arising from the implementation of the share reform scheme of an associate	**–**	(14.7)
– Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**–**	0.7
– Goodwill impairment	**–**	(1.0)
– Impairment loss on properties under development	**–**	(1.5)
– Expenses on share options granted	**(2.5)**	(4.4)
– Tax refund on re-investment of dividend from a subsidiary and an associate in Mainland China	**3.2**	7.6
– Waiver of debt by a minority shareholder	**2.4**	–
– Fair value gains on loans from minority shareholders	**10.7**	–
Total of non-operating items	**142.6**	52.2
Profit attributable to shareholders of the Group	**340.9**	202.2

Notes:

1. Interest expenses of operating units' bank borrowings and deferred tax provision are included in operating results.

2. All balances stated are net of share of minority interests.

3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

(c) Consolidated Total Equity and Gearing Ratio

As at 31 December 2007, the Group's total equity increased to US$4,185.3 million from US$2,975.3 million as at 31 December 2006 largely due to:

- completion of a rights issue in September 2007 under which 287,686,945 new shares were issued at HK$18 per share with net proceeds of HK$5,136.5 million (equivalent to US$662.8 million).

- issuance of 33,048,154 new shares to holders of share options and convertible bonds who exercised their subscription/conversion rights (amount involved US$44.4 million).

- translation differences in non-monetary items credited to the exchange fluctuation reserve amounting US$223.3 million following the general appreciation of Asian currencies and the Euro against the US dollar.

- profits for the year (including minority interests) of US$374.2 million.

The net borrowings to total equity ratio improved from 41.0% as at 31 December 2006 to 20.5% as at 31 December 2007.

The currency mix of the Group's total tangible assets and total liabilities as at 31 December 2007 is as follows:

	Total Tangible Assets	Total Liabilities
In Hong Kong dollars	7%	45%
In Renminbi	49%	14%
In Singapore dollars	15%	3%
In Philippines Pesos	8%	8%
In Malaysian Ringgit	7%	4%
In Thai Baht	4%	3%
In Euro	3%	–
In US dollars	3%	21%
In Fiji dollars	1%	1%
In other currencies	3%	1%
	100%	100%

Note: Total tangible assets included all non-current and current assets with the exception of goodwill and trademarks while total liabilities included loans from minority interests.

CORPORATE DEBT AND FINANCIAL CONDITIONS

Two corporate bank loans totaling HK$800 million were repaid in 2007 while the availability periods of three corporate bank loans totaling HK$1,800 million and US$100 million were extended, providing additional lines of credit. At the subsidiaries level, subsidiaries in Mainland China contracted new five-year term bank loans totaling US$96.66 million, a seven-year term loan and a one-year short term loan of Renminbi 30 million and Renminbi 70 million, respectively. Other subsidiaries contracted the following bank loans aggregating to equivalent US$201.4 million:

- five-year term of HK$600 million in Hong Kong
- five-year term of RM35 million in Malaysia
- five-year term of US$25 million in the Republic of Mongolia
- five-year term of Yen 4,000 million in Japan
- ten-year term of Peso 2,200 million in the Philippines.

On 12 September 2007, the Group completed a rights issue of ordinary shares resulting in 287,686,945 new shares being issued at HK$18 per share. Gross proceeds on the issue were approximately HK$5,178 million with issued expenses amounting to approximately HK$42 million. A substantial part of the net proceeds of HK$5,069 million (equivalent to US$654.1 million) were immediately applied to repay corporate bank borrowings.

The entire remaining principal value of US$26.1 million zero coupon guaranteed convertible bonds were wholly converted at the stipulated conversion price of HK$9.25 per share of the Company.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2007 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2007				
(US$ million)	Within 1 year	In the 2nd year	Repayment In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans	38.7	–	692.5	–	731.2
Project bank loans and overdrafts	53.2	18.1	427.4	16.0	514.7
Total	91.9	18.1	1,119.9	16.0	1,245.9
Undrawn but committed facilities					
Bank loans and overdrafts	170.0	2.3	1,163.1	28.0	1,363.4

Except for the bank loans of a non-wholly owned subsidiary of Renminbi 197 million and HK$200 million (approximately equivalent total US$52.8 million) which are secured by the insured benefit of the hotel property owned by that subsidiary, all other loans are unsecured.

A new five-year corporate bank loan agreement for HK$300 million and a project loan agreement for the Group's subsidiary in France for Euro 50 million were executed in January 2008.

The currency-mix of the borrowings and cash and bank balances as at 31 December 2007 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	739.7	51.8
In US dollars	391.5	131.5
In Renminbi	48.2	144.4
In Singapore dollars	2.8	7.3
In Philippine Pesos	19.2	12.1
In Malaysian Ringgit	44.1	7.3
In Thai Baht	–	24.7
In Fiji dollars	–	5.3
In Euros	–	1.9
In other currencies	0.4	0.4
	1,245.9	386.7

Except for the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

As at 31 December 2007, of the Group's cash and bank balances, US$290.2 million (2006: US$247.3 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Myanmar, Fiji and Republic of Mongolia. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates and executed a counter guarantee in favour of the major shareholder of an associate for securing banking facilities granted to the associate which was wholly guaranteed by that shareholder. The utilised amount of such facilities covered by the Group's guarantees for these associates as at 31 December 2007, amounted to US$46.3 million (2006: US$41.0 million).

TREASURY POLICIES

Treasury policies aimed at minimising interest and currency risk have been consistently followed by the Group:

(a) Minimise Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks increased from Renminbi 121 million in last year to Renminbi 211 million as at 31 December 2007 with an estimated net cost of 0.41% per annum which is substantially lower than the interest spread between the Renminbi deposit rate and borrowing rate.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts at a reasonable price. In January 2007, the Group contracted a new seven-year HIBOR interest-rate swap contract for a principal amount of HK$300 million. As at 31 December 2007, the Group had outstanding contracts for total value of HK$4,760 million (at fixed interest rates ranging between 4.28% and 4.63% per annum) and US$100 million (at a fixed interest rate of 4.70% per annum). The interest cover continues through January 2014. Including contracts on hand and the Renminbi bank loans, the Group has fixed its interest liability on 61% of its loans outstanding.

(b) Minimise Currency Risk

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. Given the continued strengthening of the Philippines Peso, the Group's hotels have gradually commenced quoting room tariffs in the local currency effective January 2008. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars in 2007, though this is no longer possible going forward under the changed policy.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The portfolio of these securities was valued at US$71.7 million as at 31 December 2007. This included an unrealised gain of US$21.1 million before minority interests (US$19.4 million after minority interests). The portfolio included 10,867,055 ordinary shares in the Company with a market value of US$34.6 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. These 10,867,055 shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company had undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all these shares in the Company to parties independent of the Kuok Group.

DEVELOPMENT PROGRAMMES

During the year, the following developments were completed and opened for business:

- The Shangri-La Hotel, Guangzhou which comprises 704 guest rooms and 26 serviced apartments opened for business on 27 January 2007.

- The Valley Wing of Shangri-La Hotel, Beijing which consists of 142 guest rooms opened for business on 8 March 2007.

- The Shangri-La Hotel, Chengdu which comprises 594 guest rooms and 26 serviced apartments; and the adjacent office tower opened for business on 20 May 2007 and 21 August 2007, respectively.

- The Shangri-La Hotel, Huhhot which consists of 375 guest rooms and 11 serviced apartments opened for business on 21 August 2007.
- The Shangri-La Hotel, Xian which comprises 397 guest rooms opened for business on 16 September 2007.
- The Shangri-La Hotel, Baotou which comprises 360 guest rooms and 11 serviced apartments opened for business on 1 November 2007.
- The 90-room extension at Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah opened for business on 20 December 2007.
- The Shangri-La Hotel, Chiang Mai which comprises 281 guest rooms opened for business on 22 December 2007.

Development on the following projects is on-going:

	Group's interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Futian Shangri-La Hotel, Shenzhen	100%	548	53	Mid 2008
Shangri-La Hotel, Ningbo	95%	564	60	Late 2008
Shangri-La Hotel, Wenzhou	75%	408	10	Late 2008
Shangri-La Hotel, Guilin	100%	430	–	Early 2009
Shangri-La Hotel, Manzhouli	100%	200	16	Mid 2009
China World Hotel, Beijing (Mega Tower)	40.07%	275	–	Late 2009
Hotels in other countries				
Shangri-La Resort & Spa, Boracay, The Philippines	100%	174	45	Late 2008
Shangri-La's Villingili Resort & Spa, Maldives	70%	142	–	Late 2008
Shangri-La Hotel, Tokyo, Japan	Operating lease	206	–	Early 2009
Shangri-La Hotel, Paris, France	100%	191	–	Mid 2009
Shangri-La Hotel At London Bridge Tower, London, United Kingdom	Operating lease	175	–	2012
Other projects				
Office Tower, Ulaanbaatar, Republic of Mongolia	51%	N/A	N/A	Mid 2008
Composite development (with 1 hotel), Pudong, Shanghai	23.20%	574	140	2010
Composite development (with 1 hotel), Tianjin	20%	700	30	2011
Composite development (with 2 hotels), Jingan, Shanghai	49%	928	–	2011

The following new development initiatives were undertaken by the Group in 2007:

- In May, the Group entered into development and operating agreements to construct a 196-room luxury Shangri-La Hotel, New York in the Park Avenue corridor of Midtown Manhattan and will operate the property under a long-term hotel management agreement. The hotel will be in a new 64-storey tower adjacent to the landmark Seagram Building. Some of the 196 guest rooms will be sold as condominium hotel units and will be operated as part of the hotel. In addition, 17 ultra high-end residential condominiums ranging from 1,500 to 3,000 square feet will occupy the top 10 floors of the tower. The Group has 25.9% interest in the entire project. The architectural planning work is on-going and the hotel is scheduled to open in late 2010.

- In May, the Group entered into a long-term operating lease agreement for the 202-room deluxe Shangri-La Hotel, Vienna, opening early 2010. The hotel will be located in the former Erste Bank headquarters on the Schubertring in the city's 1st district, Bezirk, within walking distance of upscale shopping, fine dining and other local national attractions. Project planning is on-going.

- In June, the Group entered into a shareholders' agreement with MCS Holding LLC, a local company which currently holds 49% interest in the Group's office tower project in Ulaanbaatar, for the establishment of a project company in which the Group will ultimately have a 75% interest. The project company will invest in a 220-room Shangri-La hotel development to be completed by end 2010. The land use rights have just been transferred to the project company from a wholly owned subsidiary of MCS Holding LLC before end of December 2007.

- In October, a wholly owned subsidiary of the Group acquired from a wholly owned subsidiary of Kerry Properties Limited the entire equity interest in a project company together with the underlying land use rights contract for a 400-room hotel development in Qinhuangdao, Mainland China, scheduled to be opened in 2012.

- In October, the Group was awarded a 25-year land lease agreement for a piece of land in Malé, Maldives in a land bid for a minimum 200-bed hotel development. Construction work will commence in the second half of 2008 and the hotel is scheduled to open in 2010.

- Certain wholly-owned subsidiaries of the Group have also been successful in securing the following land use rights through land auctions in Mainland China:

  - in July for a 350-room hotel development in Hefei scheduled to be opened in 2012

  - in December for a 300-room hotel development in Lhasa scheduled to be opened in 2011

  - in December for a 535-room hotel development in Sanya scheduled to be opened in 2011

  - in December for a 280-room hotel development in Ordos scheduled to be opened in 2011

- The Group has also initiated plans for the extension of the Shangri-La Hotel, Harbin and the 280-room Shangri-La Hotel, Zhoushan which are scheduled to be opened for business in 2010 and 2011, respectively. The Group acquired the land use rights for the Zhoushan project in 2006.

On 10 March 2008, the Group entered into connected transactions with Kerry Properties Limited by forming a consortium and was successful in acquiring the land use rights of a land site in Nanchang City, Mainland China. Following this, both parties will establish a joint venture company for the acquisition, holding and development of the land site. The Group's 20% interest of the total estimated investment cost for the composite development which is expected to comprise offices, hotel, commercial and high-end apartments is approximately RMB440 million (equivalent to US$62.0 million).

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of its associates for all the new projects and other renovations involving fund commitments is currently estimated at US$2,295 million as of 31 December 2007 which included US$434.9 million guarantees to be executed by the Group in favour of bank loans granted to associates.

OTHER ACQUISITION

In July 2007, the Group entered into joint venture agreements with two connected persons and an independent third party to establish two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment was US$10,050,000. Following the re-assessment of the requirements for the use of the aircrafts, the joint venture parties decided to replace the two aircrafts by a single aircraft with a larger capacity and longer range. The Group's share of the maximum funding commitment under the amended joint venture agreement was temporarily increased to US$23,050,000 with reference to the aggregate commitment of the three aircrafts and finally reduced to US$13,000,000 after the disposal. The Group shared a nominal gain on the disposal in late 2007. Given the extensive network of hotels, properties, production facilities and other interests of the Group and its other three partners in these joint venture companies within Mainland China and the Asia Pacific region, the use of the aircrafts will provide their respective key management staff and team the flexibility to travel to locations as determined by business exigencies. This will help to shorten the overall travel time, improve productivity and enhance management effectiveness.

DISPOSALS

The following interests were disposed by the Group in 2007:

- In March, the Group transferred a 25% interest in the holding company which owns the project company for the development of the Shangri-La Hotel, Wenzhou and proportionate shareholder's loans to a strategic investor, at a consideration of US$5.6 million. The Group recorded a nominal gain on this transaction. The Group currently holds 75% interest in this project.

- In June, the Group completed the share transfer agreement for the transfer of 80% interest and proportionate shareholder's loans in the project company in Tianjin, Mainland China to two connected persons at a total consideration of approximately US$76.3 million and recorded a net gain of US$6.1 million, including an exchange gain of US$2 million due to appreciation of the consideration receivable which was fixed in Renminbi. The Group currently holds a 20% interest in this high-end composite development project.

- Also in June, the Group entered into agreements for the transfer of 20% equity interest and proportionate shareholder's loans in the project company which owns the Shangri-La Hotel, Guangzhou to three connected persons. The total consideration for the transfer was approximately US$20,840,000 and the Group recorded a net gain of US$3.0 million. The Group currently holds 80% interest in this project.

Subsequent to the year end, in January 2008, MCS Holding LLC exercised its option under the shareholders agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in the joint venture company which owns the office tower development project through a local project company. The total consideration for the transfer was approximately US$1,935,000 and the Group recorded a nominal gain on this transaction. The Group currently holds 51% interest in this project after the dilution.

MANAGEMENT CONTRACTS

As at the date of this announcement, the Group has 13 management agreements in respect of operating hotels owned by third parties and the Group has agreements on hand for development of 19 new hotels (7,235 rooms). The development projects are located in Doha (Qatar) (2 hotels), Vancouver, Toronto, Chicago, Las Vegas, Miami, Kuwait, Seychelles, Phuket, Bangalore (3 hotels), Mumbai, Tainan (Taiwan), Macau (2 hotels), Beijing, and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities worldwide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

MANAGEMENT STRATEGIES

The Group is an acknowledged leader in the luxury hotel segment in Asia and holds a dominant position in this regard in Mainland China. The Group's investment strategy seeks to build on this dominance over the coming years by identifying suitable investment opportunities in various cities across Mainland China. Some of these could be emerging locations with good medium to long-term commercial potential. As at 31 December 2007, the Group has equity interests in 23 operating hotels and 7 investment properties and has interests in 11 more developments currently under implementation. It is envisaged that if the current development momentum is maintained and the economic opportunities continue to remain attractive, the Group could be involved in the ownership of around 45 to 50 hotels over the next 3 to 4 years. Given the stable political environment, robust economic growth, good annual increase in both domestic travel and foreign investor arrivals into the country, appreciating currency and property values and the recent reduction in corporate income tax rate for foreign invested enterprises, the Group believes its investment strategy in Mainland China is vindicated.

Apart from Mainland China, the Group has been selectively investing in hotels in locations within and outside Asia which the Group believes to be of strategic long term interest or offer opportunities for good return on its investments. These include locations in North America and Europe which will also help to raise the Group's brand profile in these important markets.

Complementing the Group's investment strategy is the plan to seek out management contracts with no equity involvement or long term leases with modest capital investments as may be appropriate in the circumstances. These management contracts will serve to underpin the brand image and secure incremental revenues with higher margins which should contribute to the overall return on capital employed over the medium term.

In general, progress on the implementation of various development projects both owned and managed for third party developers has been satisfactory. Given the current momentum of investments and initiatives to secure management contracts, it is envisaged that the Group would be involved in the ownership and/or management of over 100 hotels by the year 2012.

PROSPECTS

The Group's performance in 2007 was a continuation of the strong momentum witnessed in 2006 both in terms of average room rates of hotels and overall yields. Towards the end of 2007 and in the recent months there is a growing concern on the health of the US economy and the continuing turmoil in the world financial markets. Performance of the Group's hotels in the first quarter of 2008 so far has demonstrated a continuance of the momentum experienced in 2007. On this basis, the Group remains cautiously optimistic about its financial performance both for 2008 and the medium term. Once the Group's newly opened hotels mature and reach a stable operating environment, it is expected that they will meaningfully augment the cashflows and profitability of the Group. Also, the reduction of corporate income tax rate in Mainland China from 33% to 25% effective 1 January 2008 will have a beneficial impact on the on-going and future profitability of the Group.

PURCHASE, SALE OF REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2007.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr. Giovanni Angelini is, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. The Board therefore considers it unnecessary to appoint a chief executive officer of the Company but will continue to monitor the need for this position. As for the management of the Board, this is a function currently performed by Mr. Kuok Khoon Loong, Edward as the Chairman of the Board. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr. Angelini, being an Executive Director of the Company, reports to the Board on the Group's affairs. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of the Company has adopted the Model Code for Securities Transactions by Directors of the Listed Issuers as set out in Appendix 10 of the HK Listing Rules as Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the year ended 31 December 2007.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 21 May 2008 to Friday, 23 May 2008 both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 20 May 2008.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 1 April 2008

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

2 APRIL 2008

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Wednesday, 21 May 2008 to Friday, 23 May 2008, both days inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 1 April 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END